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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Pacific Energy Partners, L.P. (Name of Issuer)
Common Units (Title of Class of Securities)
69422R 10 5 (CUSIP Number)

Irvin Toole, Jr.
Pacific Energy GP, Inc.
5900 Cherry Avenue
Long Beach, California 90805-4408
(562) 728-2800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 1, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

(Continued on following pages)

CUSIP No. 69422R 10 5	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Pacific Energy GP, Inc.

(2)	Check the Appropriate Box if a Member of a Group (a)		☐
	(b)		☒*

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power** 1,865,000 Common Units
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power** 1,865,000 Common Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person** 1,865,000 Common Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 17.69%

(14)	Type of Reporting Person HC; CO

*
The Reporting Person expressly disclaims the existence of any group.

**
Pacific Energy GP, Inc. owns an aggregate 59.6% interest in Pacific Energy Partners, L.P. consisting of its 2% general partner interest and its 57.6% limited partner interest represented by 1,865,000 Common Units (discussed in Item 10 above) and 10,465,000 subordinated units. The subordinated units may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the Securities and Exchange Commission (the "SEC") on July 22, 2002.

CUSIP No. 69422R 10 5	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) PPS Holding Company

(2)	Check the Appropriate Box if a Member of a Group (a)		☐
	(b)		☒*

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power** 1,865,000 Common Units
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power** 1,865,000 Common Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person** 1,865,000 Common Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 17.69%

(14)	Type of Reporting Person CO

*
The Reporting Person expressly disclaims the existence of any group.

**
PPS Holding Company may be deemed to be the beneficial owner of an aggregate 59.6% interest in Pacific Energy Partners, L.P. consisting of its 2% general partner interest and its 57.6% limited partner interest represented by 1,865,000 Common Units (discussed in Item 10 above) and 10,465,000 subordinated units. The subordinated units may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, on July 22, 2002.

CUSIP No. 69422R 10 5	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) The Anschutz Corporation

(2)	Check the Appropriate Box if a Member of a Group (a)		☐
	(b)		☒*

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Kansas

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power** 1,865,000 Common Units
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power** 1,865,000 Common Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person** 1,865,000 Common Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 17.69%

(14)	Type of Reporting Person CO

*
The Reporting Person expressly disclaims the existence of any group.

**
The Anschutz Corporation may be deemed to be the beneficial owner of an aggregate 59.6% interest in Pacific Energy Partners, L.P. consisting of its 2% general partner interest and its 57.6% limited partner interest represented by 1,865,000 Common Units (discussed in Item 10 above) and 10,465,000 subordinated units. The subordinated units may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, on July 22, 2002.

CUSIP No. 69422R 10 5	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Anschutz Company

(2)	Check the Appropriate Box if a Member of a Group (a)		☐
	(b)		☒*

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power** 1,865,000 Common Units
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power** 1,865,000 Common Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person** 1,865,000 Common Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 17.69%

(14)	Type of Reporting Person CO

*
The Reporting Person expressly disclaims the existence of any group.

**
Anschutz Company may be deemed to be the beneficial owner of an aggregate 59.6% interest in Pacific Energy Partners, L.P. consisting of its 2% general partner interest and its 57.6% limited partner interest represented by 1,865,000 Common Units (discussed in Item 10 above) and 10,465,000 subordinated units. The subordinated units may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, on July 22, 2002.

CUSIP No. 69422R 10 5	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Philip F. Anschutz

(2)	Check the Appropriate Box if a Member of a Group (a)		☐
	(b)		☒*

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES	(7)	Sole Voting Power 1
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power** 1,865,000 Common Units
PERSON WITH
	(9)	Sole Dispositive Power 1

	(10)	Shared Dispositive Power** 1,865,000 Common Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person** 1,865,001 Common Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 17.69%

(14)	Type of Reporting Person IN

*
The Reporting Person expressly disclaims the existence of any group.

**
Philip F. Anschutz may be deemed to be the beneficial owner of an aggregate 59.6% interest in Pacific Energy Partners, L.P. consisting of its 2% general partner interest and its 57.6% limited partner interest represented by 1,865,000 Common Units (discussed in Item 10 above) and 10,465,000 subordinated units. The subordinated units may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, on July 22, 2002.

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SEC ON JULY 26, 2002. THE TEXT OF ITEMS 4, 5 and 7 OF SAID SCHEDULE IS HEREBY AMENDED AS FOLLOWS:

Item 4. Purpose of the Transaction.

        Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

        Pacific Energy GP, Inc. acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Persons' business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

        On August 1, 2003, the Issuer filed a universal shelf registration statement on Form S-3, incorporated herein by reference (the "Shelf Registration") registering the sale of up to $550,000,000 of debt or equity securities. The 1,865,000 Common Units that Pacific Energy GP, Inc. acquired in connection with the Issuer's initial public offering were included in the Shelf Registration. Pacific Energy GP, Inc. may, from time to time, sell all or a portion of the Common Units it has registered, depending upon business and investment opportunities.

        Pacific Energy GP, Inc. and the other Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may decide to dispose of all or a portion of the Common Units owned by them, or to acquire additional Common Units in the future. The amount, timing and conditions of any acquisitions or dispositions will depend upon the continuing assessment by the Reporting Persons of all relevant factors, including other business and investment opportunities available to the Reporting Persons, including opportunities to diversify their holdings, economic conditions generally, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Units, and other plans and requirements of the Reporting Persons. Any such acquisitions or dispositions will be for the account of the Reporting Person acquiring or disposing of Common Units and any acquisitions will be made with the personal or corporate funds of the acquiring Reporting Person.

        To the best of the Reporting Persons' knowledge and belief, the Reporting Persons state the following regarding the plans or proposals of the Control Persons, except with respect to Philip F. Anschutz whose current plans are covered in the discussion above with respect to Reporting Persons: The Control Persons do not have a present intention to dispose of the Common Units owned by them or to acquire additional Common Units other than occasional acquisitions and dispositions of insignificant amounts. However, the Control Persons may decide to dispose of all or a portion of the Common Units owned by them, or to acquire additional Common Units in the future. The amount, timing and conditions of any such acquisition or disposition will depend upon the continuing assessment by the Control Persons of all relevant factors, including other business and investment opportunities available to the Control Persons, including opportunities to diversify their holdings, economic conditions generally, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Units, and other plans and requirements of the Control Persons. Depending on their assessment of these factors, and other factors that may arise in the future, the Control Persons may change their present intentions as stated above.

        None of the Reporting Persons currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of Schedule 13D. Depending on the factors described in the preceding paragraphs, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

          (a)   (1) Pacific Energy GP, Inc. is the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act (the "Rule 13d-3") and there being 10,540,000 Common Units outstanding as of August 1, 2003, represents 17.69% of the outstanding Common Units. Pacific Energy GP, Inc. also holds 10,465,000 Subordinated Units, which may be converted into an equal number of the Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-84812), incorporated herein by reference (the "Registration Statement");

            (2)   PPS Holding Company, as the sole shareholder of Pacific Energy GP, Inc., may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,540,000 Common Units outstanding as of August 1, 2003, represents 17.69% of the outstanding Common Units. PPS Holding Company may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

            (3)   The Anschutz Corporation, as the sole shareholder of PPS Holding Company, may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,540,000 Common Units outstanding as of August 1, 2003, represents 17.69% of the outstanding Common Units. The Anschutz Corporation may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

            (4)   Anschutz Company, as the sole shareholder of The Anschutz Corporation, may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,540,000 Common Units outstanding as of August 1, 2003, represents 17.69% of the outstanding Common Units. Anschutz Company may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

            (5)   Philip F. Anschutz, as the sole shareholder of Anschutz Company, which, as described above, is the ultimate parent of Pacific Energy GP, Inc., may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,540,000 Common Units outstanding as of August 1, 2003, represents 17.69% of the outstanding Common Units. Philip F. Anschutz may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above; and

            (6)   See Schedule I for the aggregate number and percentage of the Common Units beneficially owned by the Control Persons.

          (b)   The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule I for the information applicable to the Control Persons.

          (c)   There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons or the Control Persons except for (i) Douglas L. Polson's disposition of 23,310 Common Units on July 22, 2003, (ii) Gerald A. Tywoniuk's acquisition of 500 Common Units on August 4, 2003 and (iii) Irvin Toole, Jr.'s acquisition of 900 Common Units on August 8, 2003.

          (d)   The Reporting Persons and the Control Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this statement on Schedule 13D.

          (e)   Not applicable.

Item 7. Material to be filed as Exhibits.

        Item 7 is hereby amended by adding the following:

Exhibit 10.2:	Registration Statement on Form S-3 for Pacific Energy Partners, L.P., filed with the SEC on August 1, 2003, incorporated herein by reference.
Exhibit 99.2:	Joint Filing Agreement among the Reporting Persons regarding filing of the Schedule 13D, dated August 7, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 7, 2003

PACIFIC ENERGY GP, INC.
By:	/s/ IRVIN TOOLE, JR. Irvin Toole, Jr. President and Chief Executive Officer
PPS HOLDING COMPANY
By:	/s/ DOUGLAS L. POLSON Douglas L. Polson President
THE ANSCHUTZ CORPORATION
By:	/s/ CANNON Y. HARVEY Cannon Y. Harvey President
ANSCHUTZ COMPANY
By:	/s/ CANNON Y. HARVEY Cannon Y. Harvey President
PHILIP F. ANSCHUTZ
By:	/s/ PHILIP F. ANSCHUTZ

SCHEDULE I

Control Persons

(1)
Pacific Energy GP, Inc. The business address of the directors and executive officers of Pacific Energy GP, Inc. is 5900 Cherry Avenue, Long Beach, California 90805-4408.

						Number of Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class		Sole power to vote or to direct vote	Shared power to vote or to direct vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Douglas L. Polson	Chairman of the Board of Directors; Vice President of Anschutz Company and The Anschutz Corporation; President of PPS Holding Company	52,690		†		52,690	—		52,690	—
Philip F. Anschutz	Director; Chairman of the Board of Directors of Anschutz Company and The Anschutz Corporation	1,865,001	*	17.6945%	*	1	1,865,000	*	1	1,865,000	*
Clifford P. Hickey	Director; Managing Director of Anschutz Investment Company	2,000		†		2,000	—		2,000	—
David L. Lemmon	Director; President and Chief Executive Officer of Colonial Pipeline Company	100		†		100	—		100	—
Jim E. Shamas	Director	1,000		†		1,000	—		1,000	—
Robert F. Starzel	Director; Senior Representative of the Chairman of the Union Pacific Corporation		**	—		—	—		—	—
Irvin Toole, Jr.	President, Chief Executive Officer and Director	6,000		†		6,000	—		6,000	—

				Number of Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Gerald A. Tywoniuk	Senior Vice President, Chief Financial Officer and Treasurer	2,000	†	2,000	—	2,000	—
David E. Wright	Executive Vice President, Corporate Development and Marketing	1,500	†	1,500	—	1,500	—
Lynn T. Wood	Vice President, General Counsel and Secretary; Vice President and Secretary of PPS Holding Company	1,000	†	1,000	—	1,000	—
(2)
PPS Holding Company. The business address of the directors and executive officers of PPS Holding Company is 555 17th Street, Suite 2400, Denver, Colorado 80202.

					Number of Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class	Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Douglas L. Polson	Director and President; Chairman of the Board of Directors of Pacific Energy GP, Inc.;	52,690		†	52,690	—	52,690	—
Craig D. Slater	Vice President; Director and President of Anschutz Investment Company; Director and Executive Vice President of Anschutz Company and The Anschutz Corporation	10,000		†	10,000	—	10,000	—
Lynn T. Wood	Vice President and Secretary; Vice President, General Counsel and Secretary of Pacific Energy GP, Inc.	1,000		†	1,000	—	1,000	—
Clifford P. Hickey	Director	2,000		†	2,000	—	2,000	—
Thomas G. Kundert	Treasurer		**	—	—	—	—	—

(3)	The Anschutz Corporation. The business address of the directors and executive officers of The Anschutz Corporation is 555 17th Street, Suite 2400, Denver, Colorado 80202.
						Number of Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class		Sole power to vote or to direct vote	Shared power to vote or to direct vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Philip F. Anschutz	Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Directors and Chief Executive Officer of Anschutz Company	1,865,001	*	17.6945%	*	1	1,865,000	*	1	1,865,000	*
Cannon Y. Harvey	Director, President and Chief Operating Officer; Director, President and Chief Operating Officer of Anschutz Company		**	—		—	—		—	—
Craig D. Slater	Director and Executive Vice President; Director and President of Anschutz Investment Company; Director and Executive Vice President of Anschutz Company; Vice President of PPS Holding Company	10,000		†		10,000	—		10,000	—
Wayne A. Barnes	Vice President and Chief Financial Officer; Vice President and Chief Financial Officer of Anschutz Company	4,000		†		4,000	—		4,000	—
Richard M. Jones	Vice President, General Counsel and Secretary		**	—		—	—		—	—
Thomas G. Kundert	Treasurer and Assistant Secretary		**	—		—	—		—	—

(4)
Anschutz Company. The business address of the directors and executive officers of Anschutz Company is 555 17th Street, Suite 2400, Denver, Colorado 80202.

						Number of Units as to which the person has:
Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned		Percent of Class		Sole power to vote or to direct vote	Shared power to vote or to direct vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Philip F. Anschutz	Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Directors and Chief Executive Officer of The Anschutz Corporation	1,865,001	*	17.6945%	*	1	1,865,000	*	1	1,865,000	*
Cannon Y. Harvey	Director, President and Chief Operating Officer; Director, President and Chief Operating Officer of The Anschutz Corporation		**	—		—	—		—	—
Craig D. Slater	Director and Executive Vice President; Director and President of Anschutz Investment Company; Director and Executive Vice President of The Anschutz Corporation; Vice President of PPS Holding Company	10,000		†		10,000	—		10,000	—
Wayne A. Barnes	Vice President and Chief Financial Officer; Vice President and Chief Financial Officer of The Anschutz Corporation	4,000		†		4,000	—		4,000	—
Richard M. Jones	Vice President, General Counsel and Secretary		**	—		—	—		—	—
Thomas G. Kundert	Treasurer and Assistant Secretary		**	—		—	—		—	—

*
Philip F. Anschutz is a Reporting Person and may be deemed to beneficially own 1,865,000 Common Units owned by Pacific Energy GP, Inc. He may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units also owned by Pacific Energy GP, Inc.

**
In each instance a "**" indicates that the individual does not beneficially own Common Units.

†
In each instance, a "†" indicates that the individual beneficially owns less than 1.0% of the Common Units.

EXHIBIT INDEX

Exhibit 10.2:	Registration Statement on Form S-3 for Pacific Energy Partners, L.P., filed with the SEC on August 1, 2003, incorporated herein by reference.
Exhibit 99.2:*	Joint Filing Agreement among the Reporting Persons regarding filing of the Schedule 13D, dated August 7, 2003.

*
Filed herewith

QuickLinks

  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURE
SCHEDULE I
EXHIBIT INDEX